UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2012

Mizuho Financial Group, Inc.

By:	/s/ Hideyuki Takahashi
Name:	Hideyuki Takahashi
Title:	Managing Director / CFO

August 14, 2012

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Yasuhiro Sato, President & CEO
Head Office:	2-5-1 Marunouchi, Chiyoda-ku, Tokyo
Stock Code Number:	8411
(Tokyo Stock Exchange (First Section),
Osaka Securities Exchange (First Section))

[Updated] Corrections in “Financial Statements for Fiscal 2011

<Under Japanese GAAP>” and other documents

Mizuho Financial Group, Inc. hereby announces partial corrections in its “Financial Statements for Fiscal 2011<Under Japanese GAAP>”, “SUMMARY OF FINANCIAL RESULTS For Fiscal 2011<Under Japanese GAAP>” and “SELECTED FINANCIAL INFORMATION For Fiscal 2011<Under Japanese GAAP>” disclosed on May 15, 2012 as shown in the appendix.

Contact: Mizuho Financial Group, Inc. Corporate Communications Division Public Relations Department Tel. 81-3-5224-2026

(Appendix)

mCorrections

The corrections are underlined.

【Financial Statements for Fiscal 2011】

Page	Item	Before correction	After correction

	1. Financial Highlights for Fiscal 2011 (for the fiscal year ended March 31, 2012) (2) Consolidated Financial Conditions Consolidated Capital Adequacy Ratio (BIS) Fiscal 2011	15.49%	15.50%

1-3	1. CONSOLIDATED RESULTS OF OPERATIONS AND FINANCIAL CONDITIONS (2) Analysis of Financial Conditions	(omitted) The Consolidated Capital Adequacy Ratio (Basel II BIS Standard) was 15.49% (preliminary).	(omitted) The Consolidated Capital Adequacy Ratio (Basel II BIS Standard) was 15.50% (preliminary).

1-3	Same as above Table Basel II March 31, 2012	15.49%	15.50%

【SUMMARY OF FINANCIAL RESULTS For Fiscal 2011】

Page	Item	Before correction	After correction

2-3	II. Financial Soundness	• Consolidated Capital Adequacy Ratio was 15.49%, an improvement of 0.19% from that as of March 31, 2011.	• Consolidated Capital Adequacy Ratio was 15.50%, an improvement of 0.20% from that as of March 31, 2011.

2-3	Same as above Table Consolidated Capital Adequacy Ratio March 31, 2012	15.49%	15.50%
	Change from Mar. 31, 2011	0.19%	0.20%

2-3	Same as above Table Total Risk-based Capital March 31, 2012	7,772.9	7,775.0
	Change from Mar. 31, 2011	-138.0	-135.8

2-3	Same as above Table Tier 1 Capital Ratio March 31, 2012	12.75%	12.76%
	Change from Mar. 31, 2011	0.82%	0.83%

2-3	Same as above Table Tier 1 Capital March 31, 2012	6,397.8	6,398.9
	Change from Mar. 31, 2011	227.6	228.7

【SELECTED FINANCIAL INFORMATION For Fiscal 2011】

P.3-19 I. FINANCIAL DATA FOR FISCAL 2011

9. Capital Adequacy Ratio

(Before correction)

Consolidated		(%, Billions of yen)
Mizuho Financial Group BIS Standard		As of March 31, 2012			As of September 30, 2011	As of March 31, 2011
		(Preliminary)	Change from September 30, 2011	Change from March 31, 2011
(1)	Capital Adequacy Ratio	15.49	0.57	0.19	14.92	15.30
	Tier 1 Capital Ratio	12.75	0.86	0.82	11.89	11.93
(2)	Tier 1 Capital	6,397.8	328.0	227.6	6,069.8	6,170.2
	Other	(127.5)	18.4	(30.9)	(145.9)	(96.5)
(4)	Deductions for Total Risk-based Capital	370.0	19.6	7.4	350.4	362.6
(5)	Total Risk-based Capital (2)+(3)-(4)	7,772.9	157.7	(138.0)	7,615.2	7,910.9
(6)	Risk-weighted Assets	50,165.9	(871.7)	(1,527.9)	51,037.6	51,693.8
	Credit Risk Assets	45,165.4	(954.5)	(1,831.7)	46,119.9	46,997.1
	On-balance-sheet Items	37,683.9	(349.8)	(1,274.0)	38,033.8	38,958.0
	Off-balance-sheet Items	7,481.4	(604.6)	(557.6)	8,086.1	8,039.0

(After correction)

Consolidated		(%, Billions of yen)
		As of March 31, 2012			As of September 30, 2011	As of March 31, 2011
Mizuho Financial Group BIS Standard		(Preliminary)	Change from September 30, 2011	Change from March 31, 2011
(1)	Capital Adequacy Ratio	15.50	0.58	0.20	14.92	15.30
	Tier 1 Capital Ratio	12.76	0.87	0.83	11.89	11.93
(2)	Tier 1 Capital	6,398.9	329.1	228.7	6,069.8	6,170.2
	Other	(126.4)	19.5	(29.8)	(145.9)	(96.5)
(4)	Deductions for Total Risk-based Capital	368.9	18.5	6.3	350.4	362.6
(5)	Total Risk-based Capital (2)+(3)-(4)	7,775.0	159.8	(135.8)	7,615.2	7,910.9
(6)	Risk-weighted Assets	50,144.9	(892.7)	(1,548.9)	51,037.6	51,693.8
	Credit Risk Assets	45,144.4	(975.5)	(1,852.7)	46,119.9	46,997.1
	On-balance-sheet Items	37,640.5	(393.3)	(1,317.5)	38,033.8	38,958.0
	Off-balance-sheet Items	7,503.9	(582.2)	(535.1)	8,086.1	8,039.0

【SELECTED FINANCIAL INFORMATION For Fiscal 2011】

P.3-20 I. FINANCIAL DATA FOR FISCAL 2011

9. Capital Adequacy Ratio

(Before correction)

Consolidated		(%, Billions of yen)
		As of March 31, 2012			As of September 30, 2011	As of March 31, 2011
Mizuho Corporate Bank BIS Standard		(Preliminary)	Change from September 30, 2011	Change from March 31, 2011
(1)	Capital Adequacy Ratio	17.80	(0.31)	(1.00)	18.11	18.80
	Tier 1 Capital Ratio	15.86	0.06	(0.24)	15.80	16.10
(3)	Tier 2 Capital	680.6	(65.1)	(200.5)	745.8	881.2
(5)	Total Risk-based Capital (2)+(3)-(4)	4,974.2	(36.5)	(312.8)	5,010.8	5,287.1
(6)	Risk-weighted Assets	27,931.6	264.7	(190.0)	27,666.8	28,121.6

(After correction)

Consolidated		(%, Billions of yen)
		As of March 31, 2012			As of September 30, 2011	As of March 31, 2011
Mizuho Corporate Bank BIS Standard		(Preliminary)	Change from September 30, 2011	Change from March 31, 2011
(1)	Capital Adequacy Ratio	17.83	(0.28)	(0.97)	18.11	18.80
	Tier 1 Capital Ratio	15.87	0.07	(0.23)	15.80	16.10
(3)	Tier 2 Capital	682.8	(63.0)	(198.3)	745.8	881.2
(5)	Total Risk-based Capital (2)+(3)-(4)	4,976.4	(34.3)	(310.6)	5,010.8	5,287.1
(6)	Risk-weighted Assets	27,910.1	243.3	(211.5)	27,666.8	28,121.6

【SELECTED FINANCIAL INFORMATION For Fiscal 2011】

P.3-38 III. DEFERRED TAXES

1. Change in Deferred Tax Assets, etc.

(Before correction)	(Billions of yen)
Consolidated
	As of March 31, 2012			As of September 30, 2011	As of March 31, 2011
(Reference)		Change from September 30, 2011	Change from March 31, 2011
Tier I Capital (B)	6,397.8	328.0	227.6	6,069.8	6,170.2

(After correction)	(Billions of yen)
Consolidated
	As of March 31, 2012			As of September 30, 2011	As of March 31, 2011
(Reference)		Change from September 30, 2011	Change from March 31, 2011
Tier I Capital (B)	6,398.9	329.1	228.7	6,069.8	6,170.2